

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

January 23, 2017

Mr. Colin Dunn
Vice President of Finance and Secretary
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, NJ 07302

Re: Shareholder Proposal

Dear Mr. Dunn:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), an amendment to the shareholder proposal and supporting statement for the next year's Annual Meeting. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Bel Fuse Inc. ("Bel Fuse" the "Company") include the amended proposal in its proxy statement for the 2018 Annual Meeting of Shareholders. GAMCO is clarifying that its resolution urges shareholders to vote to request that the Board of Directors (the "Board") undertake the necessary steps to provide the Company's Class A Common Stockholders with the right to convert their shares into the Company's Class B Common Stock at their option at any time.

Currently, GAMCO beneficially owns approximately 219,600 shares of Bel Fuse's Class A Common Stock. According to our information, this represents 10.10% of the outstanding Class A Common Stock. Attached as Exhibit A are Amendments 39 and 40 to our Schedule 13D, dated September 1, 2015 and January 20, 2017, respectively. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Bel Fuse since prior to January 19, 2016. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from January 19, 2016 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Bel Fuse holds its 2018 Annual Meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

Hopefully this gives you and the Board enough time to consider alternatives. We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Bel Fuse Inc. (the "Company") request the Board of Directors take all necessary steps, including amending the Company's Charter subject to any required shareholder vote, to provide the Company's Class A Common Stockholders with the right to convert their shares into the Company's Class B Common Stock at their option at any time.*

SUPPORTING STATEMENT

As of the close of trading on January 20, 2017, the Company's Class A Common Stock was trading at a six dollar discount to the Company's Class B Common Stock.

WE URGE ALL SHAREHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK)	
) ss.:	
COUNTY OF WESTCHESTER)	

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the amended shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Bel Fuse Inc. ("Bel Fuse") for Bel Fuse's 2018 Annual Meeting of Shareholders ("Annual Meeting").

2.   GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Bel Fuse throughout the period since January 19, 2016. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Bel Fuse's 2018 Annual Meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



David Goldman

Sworn to before me this
23rd day of January 2017



Notary Public
MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified in Westchester County
My Commission Expires July 23, 2019

Exhibit A

Amendment numbers 39 and 40 to Schedule 13D, dated September 1, 2015 and January 20, 2017, respectively (complete filings available on EDGAR).